UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )* Jupiter Acquisition Corporation
(Name of Issuer) Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities) 482082104
(CUSIP Number) James N. Hauslein c/o Jupiter Acquisition Corporation 11450 SE Dixie Hwy Hobe Sound, FL 33455 212-207-8884
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482082104	SCHEDULE 13D	Page 1 of 8 Pages

1	NAME OF REPORTING PERSONS Jupiter Founders LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,111,416
8	SHARED VOTING POWER - 0 -
9	SOLE DISPOSITIVE POWER 4,111,416
10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,111,416
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 20.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 482082104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS James N. Hauslein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,111,416
8	SHARED VOTING POWER - 0 -
9	SOLE DISPOSITIVE POWER 4,111,416
10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,111,416
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 20.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 482082104	SCHEDULE 13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Jupiter Acquisition Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 11450 SE Dixie Hwy, Hobe Sound, FL 33455.

Item 2. Identity and Background.

(a)	This Schedule 13D is filed by Jupiter Founders LLC, a Delaware limited liability company (the “Sponsor”), and James N. Hauslein (together, the “Reporting Persons”).

(b)	The principal business address of the Reporting Persons is 11450 SE Dixie Hwy, Hobe Sound, FL 33455.

(c)	The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”) and as the managing member of Jupiter Founders Subsidiary LLC, a Delaware limited liability company (the “Sponsor Subsidiary”). The principal business address of the Sponsor Subsidiary is 11450 SE Dixie Hwy, Hobe Sound, FL 33455.

Mr. Hauslein is (i) the sole manager of the Sponsor, (ii) the Chairman, Chief Executive Officer, Chief Financial Officer and Secretary of the Issuer and (iii) the President and Managing Director of Hauslein & Company, Inc., a private investment firm. The principal business address of Hauslein & Company, Inc. is 11450 SE Dixie Hwy, Hobe Sound, FL 33455.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)	Mr. Hauslein is a citizen of the United States of America. The Sponsor was formed under Delaware law.

Item 3. Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The working capital of the Sponsor is derived from the capital contributions of its members, including Mr. Hauslein. The Sponsor paid the Issuer $24,700 for the Founder Shares (as defined in Item 4) and an aggregate of $4,325,750 for the Private Placement Units (as defined in Item 4).

Item 4. Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreement for Founder Shares, dated as of July 7, 2020 (the “Founder Shares Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 5,681,000 shares (“Founder Shares”) of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), of the Issuer for an aggregate purchase price of $24,700, or approximately $0.004 per share, in a private placement. On July 23, 2021, the Sponsor forfeited 1,437,500 Founder Shares to the Issuer at no cost. The Sponsor subsequently transferred 900,000 Founder Shares to the Sponsor Subsidiary. Such transferred Founder Shares will be distributed to the members of the Sponsor Subsidiary that participated in the IPO after the completion of the Issuer’s initial Business Combination (as defined below) as described in the Issuer’s Registration Statement on Form S-1 (File No. 333-248411) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the IPO. On August 25, 2021, in connection with the underwriters’ partial exercise of their over-allotment option and forfeiture of the remaining portion of such option, the Sponsor forfeited 324,658 Founder Shares to the Issuer at no cost.

CUSIP No. 482082104	SCHEDULE 13D	Page 4 of 8 Pages

The shares of Class B Common Stock will automatically convert into shares of Class A Common Stock at the time of the Issuer’s initial Business Combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Registration Statement.

Private Placement Units

On August 17, 2021, the Issuer completed the IPO of 15,000,000 units (“Units”). Each Unit consists of one share of Class A Common Stock and one-half of one redeemable warrant (“Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the IPO, pursuant to the Private Placement Unit Subscription Agreement, dated as of August 12, 2021 (the “Private Placement Unit Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 425,200 units (“Private Placement Units”) for an aggregate price of $4,252,000 in a private placement. On August 25, 2021, in connection with the underwriters’ partial exercise of their over-allotment option, the underwriters purchased 761,850 additional Units, and simultaneously with the sale of such additional Units, pursuant to the Private Placement Unit Subscription Agreement, the Sponsor purchased 7,375 additional Private Placement Units for an aggregate price of $73,750 in a private placement.

Each Private Placement Unit consists of one share of Class A Common Stock and one-half of one warrant (“Private Warrants”, and together with the Public Warrants, the “Warrants”), each whole Private Warrant entitling the holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share. The Private Placement Units are identical to the Units, except that if held by the Sponsor or any of its permitted transferees, the underlying Private Warrants (i) may be exercised on a cashless basis and (ii) are not subject to redemption, except as described in the Registration Statement and as set forth in the Warrant Agreement (as defined below). In addition, the Private Placement Units (and the securities underlying the Private Placement Units) will be subject to transfer restrictions until 30 days after the completion of the Issuer’s initial Business Combination, subject to certain limited exceptions, and the holders thereof are entitled to certain registration rights, as described below and in more detail in the Registration Statement.

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial Business Combination, the Sponsor, an affiliate of the Sponsor or certain of the Issuer’s officers and directors may, but are not obligated to, loan the Issuer funds as may be required (“Working Capital Loans”). If the Issuer completes its initial Business Combination, the Issuer would repay such loaned amounts. In the event that the Issuer’s initial Business Combination does not close, the Issuer may use a portion of the working capital held outside the trust account established for the benefit of the Issuer’s public stockholders in connection with the IPO (the “Trust Account”) to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such Working Capital Loans may be convertible into units (“Working Capital Units”), at a price of $10.00 per Working Capital Unit, at the option of the lender. The Working Capital Units, if any, would be identical to the Private Placement Units. The terms of such Working Capital Loans, if any, have not been determined, and no written agreements exist with respect to such loans.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of August 12, 2021 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent. Each Warrant entitles the registered holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time (A) commencing on the later of (i) 30 days after the first date on which the Issuer completes a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”), or (ii) August 17, 2022, and (B) terminating at the earliest to occur of (x) 5:00 p.m., New York City time, on the date that is five years after the completion of the Issuer’s initial Business Combination, (y) the liquidation of the Issuer and (z) other than with respect to the Private Warrants under certain scenarios, 5:00 p.m., New York City time, on the date the Issuer elects to redeem all Warrants subject to redemption.

CUSIP No. 482082104	SCHEDULE 13D	Page 5 of 8 Pages

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of August 12, 2021 (the “Registration Rights Agreement”), among the Issuer, the Sponsor and certain securityholders, the holders of at least a majority-in-interest of the then-outstanding (a) shares of Class A Common Stock issued or issuable upon the conversion of any Founder Shares, (b) Private Placement Units (including the shares of Class A Common Stock and Private Warrants underlying such Private Placement Units and the shares of Class A Common Stock issued or issuable upon the exercise of any such Private Warrants), (c) shares of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Issuer held by a holder party to the Registration Rights Agreement as of the date of such agreement, (d) any equity securities (including the shares of Class A Common Stock issued or issuable upon the exercise of any such equity security) of the Issuer issuable upon conversion of any Working Capital Loans and (e) any other equity security of the Issuer issued or issuable with respect to any such shares of Class A Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”), are entitled to make up to three demands, excluding short form demands, that the Issuer register such securities, at any time after the Issuer completes its initial Business Combination. In addition, the holders of the Registrable Securities have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its initial Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended.

Letter Agreement

On August 12, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Sponsor and the other parties thereto (collectively, the “Insiders”). Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer:

(i)	that they will not propose any amendment to the Issuer’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s initial Business Combination or to redeem 100% of the shares of Class A Common Stock underlying the Units (“Public Shares”) if the Issuer does not complete its initial Business Combination by August 17, 2023 or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides its public stockholders with the opportunity to redeem their Public Shares upon approval of any such amendment;

(ii)	that if the Issuer seeks stockholder approval of a proposed Business Combination, the Insiders will vote any shares of Common Stock owned by them in favor of any proposed Business Combination, and if the Issuer engages in a tender offer in connection with a proposed Business Combination, the Insiders will not sell any shares of Common Stock to the Issuer in connection therewith;

(iii)	to waive, with respect to any shares of Common Stock held by them, any redemption rights they may have in connection with the consummation of a Business Combination, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Combination or a tender offer made by the Issuer to purchase shares of Common Stock (although the Insiders will be entitled to redemption and liquidation rights with respect to any Public Shares they hold if the Issuer fails to complete an initial Business Combination within the required time period); and

(iv)	not to transfer any Founder Shares (or any shares of Class A Common Stock issuable upon the conversion thereof) until the earlier of (A) one year after the completion of the Issuer’s initial Business Combination and (B) subsequent to the Business Combination, (x) if the last reported sale price of the Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial Business Combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

CUSIP No. 482082104	SCHEDULE 13D	Page 6 of 8 Pages

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Placement Unit Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1 – 5 to this Schedule 13D.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or Warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)	As described in Item 4, the Reporting Persons may be deemed the beneficial owners of 4,111,416 shares of Class A Common Stock, including (i) 3,678,841 shares of Class A Common Stock issuable upon conversion of Founder Shares, consisting of 2,778,841 shares held directly by the Sponsor and 900,000 shares held directly by the Sponsor Subsidiary, and (ii) 432,575 shares of Class A Common Stock included in the Private Placement Units held directly by the Sponsor, representing approximately 20.5% of the outstanding shares of Class A Common Stock (as adjusted for the shares of Class A Common Stock issuable upon conversion of the Founder Shares held by the Sponsor and the Sponsor Subsidiary). This does not include shares of Class A Common Stock issuable upon exercise of the Private Warrants included in the Private Placement Units because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Class A Common Stock beneficially owned by the Reporting Persons is calculated based upon 16,357,087 shares of Class A Common Stock outstanding, as reported by the Issuer in Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 23, 2021, after giving effect to the partial exercise of the underwriters’ over-allotment option.

(b)	By virtue of his control of the Sponsor, Mr. Hauslein has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 4,111,416 shares of Class A Common Stock beneficially owned by the Sponsor, including the shares of Class A Common Stock beneficially owned by the Sponsor as the managing member of the Sponsor Subsidiary.

(c)	Other than the transactions described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in the Class A Common Stock in the past 60 days.

(d)	As of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock or Founder Shares held by the Sponsor. The members of the Sponsor Subsidiary have the right to receive dividends, or the proceeds from the sale of, the Founder Shares (including the shares of Class A Common Stock issuable upon conversion of the Founder Shares) held by the Sponsor Subsidiary. Mr. Hauslein, as sole manager of the Sponsor, has the sole right to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares (including the shares of Class A Common Stock issuable upon conversion of the Founder Shares) and the Private Placement Units (including the securities underlying the Private Placement Units) held by the Sponsor.

(e)	Not applicable.

CUSIP No. 482082104	SCHEDULE 13D	Page 7 of 8 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

1	Founder Shares Subscription Agreement, dated July 7, 2020, between the Issuer and Jupiter Founders LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1 (File No. 333-248411), filed with the Securities and Exchange Commission on August 25, 2020).
2	Private Placement Unit Subscription Agreement, dated August 12, 2021, between the Issuer and Jupiter Founders LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 18, 2021).
3	Warrant Agreement, dated August 12, 2021, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 18, 2021).
4	Registration Rights Agreement, dated August 12, 2021, among the Issuer and certain securityholders (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 18, 2021).
5	Letter Agreement, dated August 12, 2021, among the Issuer, Jupiter Founders LLC, Nomura Securities International, Inc., Ladenburg Thalmann & Co. Inc., certain securityholders and each of the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 18, 2021).
6	Joint Filing Agreement, dated as of August 27, 2021, among the Reporting Persons.*
7	Power of Attorney for Jupiter Founders LLC (incorporated by reference to Exhibit 24.1 to the Form 3 filed by Jupiter Founders LLC on August 12, 2021).
8	Power of Attorney for James N. Hauslein (incorporated by reference to Exhibit 24.1 to the Form 3 filed by James N. Hauslein on August 12, 2021).

* Filed herewith.

CUSIP No. 482082104	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

Jupiter founders LLC

By:	/s/ James N. Hauslein*
	Name:	James N. Hauslein
	Title:	Manager

/s/ James N. Hauslein*
James N. Hauslein

*By:	/s/ Alan I. Annex
	Name:	Alan I. Annex
Attorney-in-Fact